                           OFFER TO PURCHASE FOR CASH
                       ALL SHARES OF CLASS A COMMON STOCK
                                       OF
                                  CARSON, INC.
                                       AT
                              $5.20 NET PER SHARE
                                       BY
                            CRAYON ACQUISITION CORP.
                        A DIRECT WHOLLY-OWNED SUBSIDIARY
                                       OF
                                 COSMAIR, INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON TUESDAY, APRIL 4, 2000 UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 25, 2000 (THE 'MERGER AGREEMENT'), AMONG COSMAIR, INC. ('PARENT'), CRAYON ACQUISITION CORP. ('PURCHASER'), A WHOLLY-OWNED SUBSIDIARY OF PARENT, AND CARSON, INC. (THE 'COMPANY'). THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (WITH THREE DIRECTORS ABSTAINING) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF THE COMPANY WHICH CONSTITUTES AT LEAST A MAJORITY OF THE VOTING POWER OF THE COMPANY'S THEN ISSUED AND OUTSTANDING SHARES OF COMMON STOCK ON A FULLY-DILUTED BASIS. PARENT AND PURCHASER DO NOT CURRENTLY OWN ANY SHARES. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his Shares should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

    A stockholder who desires to tender his Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 3.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers indicated on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
                              -------------------

                      The Dealer Manager for the Offer is:
                            LAZARD FRERES & CO. LLC

March 8, 2000

                               SUMMARY TERM SHEET

    This summary term sheet is a brief summary of the material provisions of Crayon Acquisition Corp.'s offer, and is meant to help you understand the offer. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this Offer to Purchase. You are urged to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to making any decision regarding your shares.

Q. WHO IS OFFERING TO PURCHASE MY SHARES OF COMMON STOCK OF CARSON, INC.?

A. Crayon Acquisition Corp., a Delaware corporation formed solely to make the offer, is offering to purchase your Carson shares. We are a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation and a wholly-owned subsidiary of L'Oreal S.A. L'Oreal, based in Paris, is the world's largest cosmetics company, with 1999 consolidated sales of Euro 10.7 billion. See 'Introduction' and Section 9.

Q. WHAT ARE THE CLASS AND AMOUNT OF COMMON STOCK THAT CRAYON ACQUISITION IS SEEKING TO PURCHASE?

A. Crayon Acquisition is seeking to purchase all of the outstanding shares of Class A Common Stock of Carson. See 'Introduction' and Section 9.

Q. HOW MUCH IS CRAYON ACQUISITION OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT, AND DO I HAVE TO PAY ANY BROKERAGE OR SIMILAR FEES TO TENDER?

A. Crayon Acquisition is offering to purchase the Class A shares at a price of $5.20 per share, net to the seller in cash, without interest. If you are the record owner of your shares, you will not have to pay any brokerage or similar fees. However, if you own your shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See 'Introduction' and
Section 9.

Q. WHAT DOES THE BOARD OF DIRECTORS OF CARSON THINK OF THIS OFFER?

A. The Board of Directors of Carson has unanimously (with three directors abstaining) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, taken together, are fair to and in the best interests of Carson's stockholders and has approved and adopted the merger agreement.

    The Board further recommends that stockholders of Carson accept the offer and tender their shares. See 'Introduction.'

Q. HAVE ANY STOCKHOLDERS ALREADY DECIDED TO TENDER THEIR SHARES?

A. Yes. Certain stockholders, who together own all 5,126,163 outstanding shares of Class C Common Stock of Carson and 2,875,973 Class A shares, have agreed to convert their Class C shares into Class A shares and tender all of their Class A shares in the offer, subject to at least 565,857 additional Class A shares being tendered in the offer. (The Class C shares are convertible into Class A shares on a one-for-one basis.) In the event the holders of Class
C shares are not required to so convert these shares, they have agreed to vote their Class A and Class C shares in favor of the merger and have delivered proxies in this regard to Cosmair. The Class A and Class C shares subject to the stockholders agreement represent approximately 52.6% of Carson's outstanding stock, approximately 48% of Carson's outstanding stock on a fully-diluted basis (that is, assuming all outstanding stock options are exercised) and approximately 88% of the total voting power of Carson's outstanding stock. See 'Introduction.'

Q. HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

A. You have until 12:00 midnight, New York City time, on Tuesday, April 4, 2000. See Section 1.

Q. CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

A. We are required to extend the offer for additional periods through July 31, 2000 if any of the conditions of the offer are not satisfied, subject to certain rights we have to terminate the offer and proceed directly with a merger or, in certain circumstances, to terminate the merger agreement with Carson. We may also extend the offer for periods totalling ten business days or less if the minimum number of shares have been tendered in the offer but less than 90% of the outstanding shares have been tendered. The offer may also be extended as required by law. See Section 1.

Q. HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A. If the offer is extended, we will issue a press release announcing the extension on the first business morning following the date the offer was scheduled to expire. See Section 1.

Q. WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

A. The most important conditions to the offer are the following:

that stockholders validly tender and do not withdraw before the expiration of the offer enough Class A shares to represent at least a majority of the voting power of Carson's stock on a fully diluted basis.

the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the South African
 competition statute.

A fuller discussion of the conditions to consummation of the offer may be found in Section 14.

Q. HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?

A. To tender your shares, you must complete the enclosed Letter of Transmittal and deliver it, along with your share certificates, to the Depositary prior to the expiration of the Offer. If you cannot deliver all necessary documents to the Depositary in time, you may, with the assistance of an Eligible Institution, deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to fully comply with its terms. If your shares are held in 'Street' name (i.e., through a broker, dealer or other nominee), your nominee will tender your shares on your behalf upon your instruction. See Section 3.

Q. IF I ACCEPT THE OFFER, WHEN WILL I GET PAID?

A. Provided the conditions to the offer are satisfied and Crayon Acquisition consummates the offer and accepts your shares for payment, you will receive a check equal to the number of shares you tendered multiplied by $5.20 as promptly as practicable following the expiration of the offer. Crayon Acquisition expects that checks will be mailed out promptly following expiration of the offer. See
Section 2.

Q. DOES CRAYON ACQUISITION HAVE THE FINANCIAL RESOURCES TO MAKE THE PAYMENT?

A. Crayon Acquisition's parent corporation, Cosmair, will provide Crayon Acquisition with sufficient funds to purchase all shares tendered in the offer. The offer is not conditioned on any financing arrangements. See Section 12.

Q. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION?

A. The receipt of cash by you in exchange for your shares pursuant to the offer, the merger or upon exercise of appraisal rights is a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the shares you tender and the amount of cash you receive for those shares. You should consult your tax advisor about the particular effect tendering will have on your shares. See Section 5.

Q. UNTIL WHAT TIME AND HOW CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

A. You may withdraw a portion or all of your tendered shares by delivering written or facsimile notice to the depositary prior to the expiration of the offer. Further, if Crayon Acquisition has not agreed to accept your shares for payment within 60 days of the commencement of the offer, you can withdraw them at any time after that 60-day period until Crayon Acquisition does accept your shares for payment. Once shares are accepted for payment, they cannot be withdrawn. See Section 4.

Q. WHY IS CRAYON ACQUISITION MAKING THIS OFFER?

A. Crayon Acquisition is making this offer to enable Cosmair to acquire control of Carson. See 'Introduction' and Section 11.

Q. WHAT WILL HAPPEN TO CARSON?

A. If the offer is consummated, under a merger agreement among Crayon Acquisition, Cosmair and Carson, provided certain conditions are met, Crayon Acquisition will be merged with and into Carson, with Carson surviving as a subsidiary of Cosmair. Further, following the consummation of the offer, the merger agreement requires Carson to take certain actions so that representatives of Cosmair will constitute at least a majority of the members of the Board of Directors of Carson. See Section 11.

Q. WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE SHARES ARE NOT TENDERED IN THE OFFER?

A. If the offer is consummated, provided certain conditions are met, we will cause the merger to take place with the approval of stockholders by voting the Class A shares that we acquire in the offer (which will represent at least a majority of the voting power of Carson's stock on a fully-diluted basis) in favor of the merger. If at least 90% of the Class A shares are tendered in the offer, and all the Class C shares have been converted into Class A shares, we will cause the merger to take place without stockholder approval.

Q. IF I DO NOT TENDER BUT THE TENDER OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

A. Even if you do not tender your shares, if the offer is consummated and Crayon Acquisition merges with Carson, all remaining stockholders of Carson at the time of the merger, other than those that properly assert appraisal rights, will receive $5.20 per share in cash for each Class A and Class C share, without interest.

    Even if Crayon Acquisition does not merge with Carson, the number of stockholders of Carson may be so small that they will no longer be traded on the New York Stock Exchange or any other national exchange. Also, Carson may cease to comply with SEC rules governing publicly-held companies. See Section 11.

Q. ARE DISSENTERS RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

A. Dissenters rights are not available in the offer. However, if you choose not to tender and the offer is consummated, dissenters rights will be available in the merger of Crayon Acquisition and Carson. If you choose to exercise your dissenters rights, and you comply with the applicable legal requirements, you will be entitled to payment for your shares based on a fair and independent appraisal of the market value of your shares. This market value may be more or less than $5.20 per share.

Q. WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

A. On February 25, 2000, the last trading day before the public announcement of the execution of the merger agreement, the Class A shares closed on the New York Stock Exchange at $3.75 per share. On March 7, 2000, the last trading day before the commencement of the offer, the Class A shares closed on the New York Stock Exchange at $5.00 per share. Please obtain a recent quotation for your Class A shares prior to deciding whether or not to tender. See Section 6.

Q. WHO CAN I CALL WITH QUESTIONS?

A. You can call Innisfree M&A Incorporated at (888) 750-5834 with any questions you may have.

                       TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
SUMMARY TERM SHEET...............................................    i
INTRODUCTION.....................................................    1
THE TENDER OFFER.................................................    2
     1. Terms of the Offer; Expiration Date......................    2
     2. Acceptance for Payment and Payment.......................    3
     3. Procedures for Accepting the Offer and Tendering
         Shares..................................................    4
     4. Withdrawal Rights........................................    7
     5. Certain U.S. Federal Income Tax Consequences.............    7
     6. Price Range of the Shares; Dividends.....................    8
     7. Effect of the Offer on the Market for the Shares;
         Stock Exchange Listings; Exchange Act Registration;
         Margin Regulations......................................    9
     8. Certain Information Concerning the Company...............   10
     9. Certain Information Concerning Purchaser, Parent and
         Certain Entities Directly or Indirectly Controlling
         Parent..................................................   13
    10. Background of the Offer; Contacts with the
         Company.................................................   14
    11. Purpose of the Offer and the Merger; Plans for the
         Company; the Merger Agreement and Other Agreements;
         Other Matters...........................................   16
    12. Source and Amount of Funds...............................   27
    13. Dividends and Distributions..............................   27
    14. Certain Conditions of the Offer..........................   27
    15. Certain Legal Matters; Required Regulatory
         Approvals...............................................   29
    16. Certain Fees and Expenses................................   31
    17. Miscellaneous............................................   32

SCHEDULE I Directors and Executive Officers of Purchaser,
  Parent and Certain Entities which Directly or Indirectly
  Control Parent.................................................   33

TO: ALL HOLDERS OF SHARES OF CLASS A
    COMMON STOCK OF CARSON, INC.:

                                  INTRODUCTION

    Crayon Acquisition Corp., a Delaware corporation ('PURCHASER'), and a direct wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ('PARENT'), hereby offers to purchase all shares of Class A Common Stock, par value $0.01 per share (the 'SHARES'), of Carson, Inc., a Delaware corporation (the 'COMPANY'), at a price of $5.20 per Share (the 'SHARE PRICE'), net to the seller in cash and without interest thereon, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the 'OFFER').

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2000 (the 'MERGER AGREEMENT'), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the 'MERGER'), with the surviving corporation becoming a wholly-owned subsidiary of Parent (the 'SURVIVING CORPORATION'). In the Merger, each outstanding Share (other than Shares held by the Company as treasury stock and Shares owned by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted at the effective time of the Merger (the 'EFFECTIVE TIME') into the right to receive the Share Price, in cash, without interest and less any required withholding taxes (the 'MERGER CONSIDERATION').

    THE BOARD OF DIRECTORS OF THE COMPANY (THE 'BOARD') UNANIMOUSLY (WITH THREE DIRECTORS ABSTAINING) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (THE 'STOCKHOLDERS'), HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

    PaineWebber Incorporated, the Company's financial advisor (the 'PAINEWEBBER'), has delivered to the Company its written opinion, dated
February 18, 2000, that as of the date thereof, the cash consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair from a financial point of view to the Stockholders. A copy of the opinion of the Company Financial Advisor is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the 'SCHEDULE 14D-9') filed with the Securities and Exchange Commission (the 'COMMISSION') in connection with the Offer, a copy of which is being furnished to Stockholders concurrently with this Offer to Purchase.

    The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 below) that number of Shares (the 'MINIMUM NUMBER OF SHARES') which would represent at least a majority of the voting power of the Company's common stock then issued and outstanding on a fully-diluted basis (the 'MINIMUM CONDITION'). The Offer is also subject to certain other conditions. See Sections 1, 14 and 15.

    To induce Parent and Purchaser to enter into the Merger Agreement, certain Stockholders who together own all 5,126,163 shares of the Company's Class C Common Stock, par value $.01 per share (the 'CLASS C SHARES' and, collectively with the Shares, the 'COMPANY COMMON STOCK'), and 2,875,973 Shares (collectively, the 'MAJORITY STOCKHOLDERS'), have entered into a Stockholders Agreement, dated February 25, 2000, with the Company, Parent and Purchaser (the 'STOCKHOLDERS AGREEMENT'). In the Stockholders Agreement, the Majority Stockholders agreed to convert all of their Class C Shares into Shares and tender all their Shares in the Offer, subject to at least an additional 565,857 Shares being validly tendered (and not withdrawn) pursuant to the Offer. In the event the Majority Stockholders are not required to convert their Class C Shares into Shares pursuant to the Stockholders Agreement, they have agreed to vote all their Company Common Stock in favor of the Merger and have delivered proxies to Parent in this regard. Under the Company's Restated Certificate of Incorporation, Class C Shares are convertible into Shares at any time on a one-for-one basis and are automatically converted into Shares on a one-for-one basis if transferred to an unaffiliated third party. The Shares and Class C

Shares generally vote together as a class, with the Shares having one vote per share and the Series C Shares having ten votes per share. Collectively, the Majority Stockholders own shares of Company Common Stock representing approximately 52.6% of the outstanding Company Common Stock, approximately 48% of the outstanding Company Common Stock on a fully-diluted basis and approximately 88% of the voting power of all outstanding Company Common Stock.

    The Company has represented and warranted to Parent and Purchaser that, as of February 25, 2000, 10,083,485 Shares and 5,126,163 Class C Shares, respectively, were issued and outstanding, 5,126,163 Shares were reserved for issuance upon conversion of outstanding Class C Shares and 1,487,025 Shares were reserved for issuance upon exercise of outstanding options under the Company's 1996 Long-Term Incentive Plan and 1996 Non-Employee Directors Equity Incentive Program (collectively, the 'OPTION PLANS'). Based on this information, Purchaser believes that the Minimum Condition will be satisfied if a minimum of 8,348,337 Shares are validly tendered and not withdrawn prior to the Expiration Date. Parent and Purchaser do not currently own any Shares.

    The Schedule 14D-9 indicates that, to the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares and/or Class C Shares, including those party to the Stockholders Agreement, presently intend to tender all of their Shares (including Shares to be issued upon conversion of their Class C Shares) pursuant to the Offer. As indicated above, the obligation of the parties to the Stockholders Agreement to convert their Class C Shares and tender their Shares pursuant to the Offer is subject to at least an additional 565,857 Shares being validly tendered (and not withdrawn ) pursuant to the Offer.

    The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the holders of Shares and Class C Shares. Under the Delaware General Corporation Law (the 'DGCL') and the Company's Restated Certificate of Incorporation, the stockholder vote necessary to approve the Merger will be the affirmative vote of the holders of Shares and Series C Shares representing at least a majority of the voting power of all outstanding Shares and Series C Shares voting together as a single class. As indicated above, the parties to the Stockholders Agreement have agreed to vote all their Shares and Series C Shares in favor of the Merger (if they have not previously been required to convert their Series C Shares and tender their Shares pursuant to the Offer) and have delivered proxies in this regard to Parent. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise and all Series C Shares have been converted into Shares, Purchaser would be able to effect the Merger pursuant to the 'short-form' merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other Stockholder. In such event, Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. See
Section 11.

    The Company has represented in the Merger Agreement that it does not have any stockholder rights plan or 'poison pill.' The Company also has represented in the Merger Agreement that the approval by the Company's Board of the Merger and the Merger Agreement is sufficient to render the provisions of Section 203 of the DGCL inapplicable to the Merger Agreement, the Offer, the Stockholders Agreement or the other transactions contemplated thereby. See Section 15.

    The Merger Agreement is more fully described in Section 11. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

    Tendering Stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Lazard Freres & Co. LLC ('LAZARD FRERES'), as Dealer Manager (in such capacity, the 'DEALER MANAGER'), Chase Mellon Shareholder Services, L.L.C., as Depositary (the 'DEPOSITARY'), and Innisfree M&A Incorporated, as Information Agent (the 'INFORMATION AGENT'), incurred in connection with the Offer. See Section 16.

                                THE TENDER OFFER

    1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer prior to the Expiration Date (including, if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures described in Section 4 on or prior to the Expiration Date (as hereinafter defined). The term 'EXPIRATION DATE' means 12:00 midnight, New York City time, on Tuesday, April 4, 2000, unless and until the Purchaser, in accordance with the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term 'Expiration Date' shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire. In the Merger Agreement, Parent and Purchaser have agreed that if any of the conditions to the offer are not satisfied, subject to the right of the parties to terminate the Merger Agreement and to Parent's right to cause the Company to proceed with the Merger (the exercise of such right by Parent referred to as the 'MERGER TRIGGER'), Purchaser shall extend the Offer for additional periods of not more than ten business days each until the earlier of July 31, 2000, or such time as each such condition has been satisfied or waived. In addition, Purchaser may extend the Offer (i) on one or more occasions for an aggregate period of not more than ten business days if any conditions to the Offer have not been satisfied or waived, or if the Minimum Condition has been satisfied but less than 90% of the then outstanding Shares have been validly tendered and not properly withdrawn or (ii) for such period as may be required by the Commission or applicable law.

    Any such extension will be followed as promptly as practicable by public announcement thereof, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the 'EXCHANGE ACT'), which require that material changes be promptly disseminated to holders of Shares), Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If, in accordance with the Merger Agreement, Purchaser makes a material change in the terms of the Offer or waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, Purchaser (with the approval of the Company as required by the Merger Agreement) decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a 'business day' means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    In the Merger Agreement, the Company has agreed to furnish Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date, promptly after the Expiration Date, if the conditions to the Offer described in Section 14 have each been satisfied or waived, including without limitation the expiration or termination of the waiting periods applicable to the acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR ACT'), and the South African Competition Act (as defined in Section 15). In addition, subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in
Section 15.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates for such Shares ('SHARE CERTIFICATES') or confirmation (a 'BOOK-ENTRY CONFIRMATION') of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the 'BOOK-ENTRY TRANSFER FACILITY'), pursuant to the procedures described in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

    The term 'AGENT'S MESSAGE' means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering Stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 3, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

    Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase on or prior to the Expiration Date and either Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures described below must be complied with.

    The method of delivery of Share Certificates and the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering Stockholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

    Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

    DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange ('NYSE') Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an 'ELIGIBLE INSTITUTION'), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled 'Special Payment Instructions' or the box labeled 'Special Delivery Instructions' on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

    If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

    If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

    Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

        (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary, within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form contained in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates or Book-Entry Confirmations of such Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

    Backup Federal Tax Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain Stockholders pursuant to the Offer. To prevent backup federal income tax withholding on payments made to certain Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer, each such Stockholder must provide the Depositary with his correct taxpayer identification number and certify, under penalty of perjury, that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

    Appointment as Proxy. By executing the Letter of Transmittal, a tendering Stockholder irrevocably appoints Purchaser and any Purchaser designee, and each of them, as such Stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon payment by Purchaser for the Shares, all powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such Stockholder (and, if given, will not be deemed effective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Stockholders, or any adjournment or postponement of such meeting. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, Purchaser or its designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of the Stockholders.

    Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its discretion, whose determination shall be final and binding on all parties. Purchaser reserves the right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the right (subject to the provisions of the Merger Agreement) to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders.

    Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, Parent or any of their affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after May 6, 2000.

    If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering Stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering Stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of the Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Purchaser, Parent or any of their affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a 'HOLDER'). The discussion is based on the Internal Revenue Code of 1986, as amended (the 'CODE'), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The following does not address the U.S. federal income tax consequences to all categories of Holders that may be subject to special rules (e.g., holders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, foreign holders, insurance companies, tax-exempt organizations, dealers in securities and persons who have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment), nor does it address the federal income tax consequences to persons who do not hold the Shares as 'capital assets' within the meaning of Section 1221 of the Code (generally, property held for investment). Holders should consult their own tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the Offer and the Merger.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a Holder who sells Shares pursuant to the Offer or has Shares converted into the right to receive cash pursuant to the Merger will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash received and the Holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted into the right to receive cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or converted into the right to receive cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss if the Holder has held the Shares for more than one (1) year at the time of the consummation of the Offer or the Merger. Capital gains recognized by an individual investor (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the use of capital losses.

    Holders who receive cash pursuant to the exercise of appraisal rights with respect to their Shares generally will be subject to the same treatment as that described above for Holders who receive cash for Shares pursuant to the Offer and Merger.

    6. PRICE RANGE OF THE SHARES; DIVIDENDS. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the 'COMPANY'S 1998 ANNUAL REPORT'), the Shares are traded on the NYSE under the symbol 'CIC.' The following table presents, for the periods indicated, the high and low sale prices for the Shares as reported by Bloomberg L.P.:

                                                                    SHARES
                                                              ------------------
                                                                HIGH       LOW
                                                                ----       ---
1998
First Quarter..............................................   $10.1250   $5.8750
Second Quarter.............................................    10.7500    5.7500
Third Quarter..............................................     7.8125    1.5000
Fourth Quarter.............................................     5.0000    1.8750

1999
First Quarter..............................................     5.1250    2.7500
Second Quarter.............................................     4.3750    2.5000
Third Quarter..............................................     3.5000    2.5000
Fourth Quarter.............................................     4.3750    2.6250

2000
First Quarter (through March 7, 2000)......................     5.0000    2.8750

    On February 25, 2000, the last full day of trading prior to the announcement of the Merger, the last sales price for the Shares as reported by Bloomberg L.P. was $3.75 per Share. On March 7, 2000, the last full day of trading prior to the commencement of the Offer, the last reported sales price for the Shares as reported by Bloomberg L.P. was $5.00 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    According to the Company's 1998 Annual Report and subsequent reports filed with the Commission pursuant to the Exchange Act, the Company did not declare or pay any cash dividends with respect to the Shares during any of the periods indicated in the table. In the Company's 1998 Annual Report, the Company stated its expectation that earnings would be retained in the future and that no cash dividends would be paid to its stockholders for the foreseeable future. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent, and Parent does not intend to consent to any such declaration or payment.

    7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTINGS; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

    Effect of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares.

    NYSE Quotation. The Shares are traded through the NYSE. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from the exchange. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly-held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, there were less than 1,200 holders of at least 100 shares or the aggregate market value of the publicly-held Shares were less than $5 million. The Company has advised that, as of February 25, 2000, there were 10,083,485 Shares outstanding, 13,245 Shares held in the Company's treasury, and approximately 123 holders of record of such Shares. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

    If the NYSE were to delist the Shares (which Purchaser intends to cause the Company to seek if it acquires control of the Company and the Shares no longer meet the NYSE listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

    Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a 'national securities exchange' and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to
Section 14(a), no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to 'going private' transactions would no longer be applicable to the Company. Furthermore, the ability of 'affiliates' of the Company and persons holding 'restricted securities' of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer or the Merger, the Company is no longer required to maintain registration of the Shares under the Exchange Act, the Purchaser intends to cause the Company to apply for termination of such registration. See
Section 11.

    Margin Regulations. The Shares are currently 'margin securities' under the regulations of the Board of Governors of the Federal Reserve System (the 'FEDERAL RESERVE BOARD'), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ('PURPOSE LOANS'). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute 'margin securities' for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute 'margin securities.'

    8. CERTAIN INFORMATION CONCERNING THE COMPANY. According to the Company's 1998 Annual Report, the Company is a Delaware corporation with its principal executive offices located at 64 Ross Road, Savannah Industrial Park, Savannah, Georgia 31405 and its telephone number is (912) 651-3400.

    According to the Company's 1998 Annual Report, the Company believes that it is one of the leading global manufacturers and marketers of ethnic hair care products for people of color. The Company' flagship brand, Dark & Lovely, is the most widely recognized ethnic brand name in the United States retail ethnic hair care market. The Company currently sells over 100 different products specifically formulated to address the unique physiological characteristics of people of color under seventeen principal brand names, including Dark & Lovely, Excelle, Beautiful Beginnings, Dark & Natural, Magic, Let's Jam, Gentle Treatment, Ultra Sheeen, Sta-Sof-Fro, Posner, Ultra Star, Moxie, Soft `n Free, Classy Curl, Curly Perm, Afro Sheen, and Dermablend. The majority of the Company's net sales have historically been derived from hair relaxers and texturizers, which are used to chemically treat and straighten hair, hair color, men's depilatory products and hair care maintenance products, primarily for people of color. The Company's hair care products are specifically formulated to address the unique physiological characteristics of hair of persons of African descent, which typically include curliness and dryness.

    According to the Company's 1998 Annual Report, in May 1998 the Company sold
29.1 million of its shares of Carson Holdings Limited ('CARSON SOUTH AFRICA'), and Carson South Africa issued an additional 10.25 million shares, as a result of which the Company indirectly owns approximately 52.5% of the stock of Carson South Africa.

    Selected Financial Information. Presented below is certain consolidated financial information with respect to the Company, excerpted or derived from the Company's 1998 Annual Report and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each as filed with the Commission pursuant to the Exchange Act. More comprehensive financial information is included in such reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner described below.

                                  CARSON, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                              NINE MONTHS         YEAR ENDED
                                                                 ENDED           DECEMBER 31,
                                                             SEPTEMBER 30,    -------------------
                                                                  1999          1998       1997
                                                                  ----          ----       ----
                                                                        (IN THOUSANDS,
                                                                  EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Profits:
    Net sales..............................................     $130,730      $150,706   $109,631
    Cost of sales..........................................       62,285        84,509     50,510
                                                                --------      --------   --------
        Gross Profit.......................................       68,445        66,197     59,121
Marketing and selling expenses.............................       34,176        42,692     27,007
AM Cosmetics sales commissions.............................        --            1,452      1,151
General and administrative expenses........................       20,453        31,196     18,344
General and administrative -- fees paid to Morningside.....          262           350        370
Loss on sale of business...................................        --           13,994      --
Restructuring charges......................................          500         5,751      --
Incentive compensation, directors and management...........        --            --         --
                                                                --------      --------   --------
        Operating expenses.................................       55,391        95,435     46,872
Other operating income-cumulative effect of change in
  accounting for subsidiary income.........................        --              890      --
                                                                --------      --------   --------
        Operating income (loss)............................       13,054       (28,348)    12,249
Gain on sale of subsidiary stock...........................        --           49,140      --
Interest expense...........................................      (13,143)      (13,649)    (6,444)
Loss on write-off of investment............................        --           (3,768)     --
Other income, net..........................................        2,361         3,383        780
Other income, AM Cosmetics management fee and dividend.....        --              223        900
                                                                --------      --------   --------
Income before income taxes, minority interest and
  extraordinary items......................................        2,272         6,981      7,485
Provision for income taxes.................................       (1,731)       (4,299)    (2,779)
                                                                --------      --------   --------
Income (loss) before minority interest and extraordinary
  items....................................................          541         2,682      4,706
Minority interest in earnings of subsidiary................       (1,937)       (2,718)      (952)
                                                                --------      --------   --------
Income (loss) before extraordinary items...................       (1,396)          (36)     3,754
Extraordinary items, net of income taxes...................        --              127     (2,086)
                                                                --------      --------   --------
        Net income (loss)..................................     $ (1,396)     $     91   $  1,668
                                                                --------      --------   --------
                                                                --------      --------   --------
Basic and diluted income (loss) per common share:
    Before extraordinary items.............................     $  (0.09)     $   0.00   $   0.25
    Extraordinary item, net of income taxes................        --             0.01      (0.14)
                                                                --------      --------   --------
        Net income (loss)..................................     $  (0.09)     $   0.01   $   0.11
                                                                --------      --------   --------
                                                                --------      --------   --------
Weighted average common shares outstanding.................       15,130        14,986     15,003
                                                                --------      --------   --------
                                                                --------      --------   --------

                                                                                 DECEMBER 31,
                                                             SEPTEMBER 30,    -------------------
                                                                  1999          1998       1997
                                                                  ----          ----       ----
                                                                        (IN THOUSANDS,
                                                                  EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
                          ASSETS
Current assets:
    Cash and cash equivalents..............................     $ 20,606      $ 28,706   $ 14,043
    Accounts receivable less allowances of $5,811 (1999),
      $6,457 (1998) and $3,881 (1997)......................       41,614        38,953     28,148
    Inventories............................................       27,212        22,825     24,861
    Restricted cash........................................        --            4,500      --
    Other current assets...................................        1,179           669        832
                                                                --------      --------   --------
        Total current assets...............................       90,611        95,653     67,884
Property, plant and equipment, net.........................       38,025        35,765     22,202
Investment in AM Cosmetics.................................        --            --         3,587
Intangibles, net of accumulated amortization of $9,553
  (1999) $6,174 (1998) and $3,737 (1997)...................      126,410       129,183    100,385
Other assets...............................................        6,689         6,862      7,366
                                                                --------      --------   --------
        Total assets.......................................     $261,735      $267,463   $201,424
                                                                --------      --------   --------
                                                                --------      --------   --------
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable.......................................     $ 14,711      $ 12,584   $  8,567
    Due for A&J Cosmetics..................................        --            6,355      5,416
    Accrued expenses.......................................       15,315        19,306      7,413
    Income taxes payable...................................        1,220         2,508      1,544
    Current maturities of long-term debt...................        --              126      --
                                                                --------      --------   --------
        Total current liabilities..........................       31,246        40,879     22,940
Long-Term Debt.............................................      136,723       133,423    103,623
Due for A&J Cosmetics......................................        --            --         4,088
Other liabilities..........................................        3,299         3,345      1,742
Minority Interest in Subsidiary............................       22,617        20,656      7,500
Commitments and contingencies..............................        --            --         --
Stockholders' equity:
    Preferred stock, $.01 par value, 10,000,000 shares
      authorized, none outstanding.........................                      --         --
    Common stock:
    Class A, voting, $.01 par value, 150,000,000 shares
      authorized, 9,977,550 shares issued as of
      September 30, 1999 and 7,926,485 and 5,033,248
      shares issued as of December 31, 1998 and 1997,
      respectively.........................................          100            79         50
    Class B, nonvoting, $.01 par value, 2,000,000 shares
      authorized, 0 shares issued and outstanding as of
      September 30, 1999 and 1,859,677 shares issued and
      outstanding as of December 31, 1998 and 1997.........        --               19         19
    Class C, voting, $.01 par value, 13,000,000 shares
      authorized, 5,274,312, issued as of September 30,
      1999, and 5,334,700 and 8,127,937 shares issued as of
      December 31, 1998 and 1997, respectively.............           53            53         81
Paid-in capital............................................        1,526        80,970     69,022
Accumulated deficit........................................       (5,316)       (3,920)    (4,011)
Accumulated other comprehensive losses.....................       (6,938)       (6,495)    (2,170)
Notes receivable from shareholders, net of discount........       (1,238)       (1,209)    (1,353)
Treasury stock, 13,245 shares of Class A common stock as of
  September 30, 1999, December 31, 1998 and 1997 and 28,969
  shares of Class C common stock as of September 30, 1999
  and December 31, 1998....................................         (337)         (337)      (107)
                                                                --------      --------   --------
        Total stockholders' equity.........................       67,850        69,160     61,531
                                                                --------      --------   --------
Total liabilities and stockholders' equity.................     $261,735      $267,463   $201,424
                                                                --------      --------   --------
                                                                --------      --------   --------

    Other Financial Information. During the course of the discussions between Parent and the Company that led to the execution of the Merger Agreement, the Company provided Parent with certain information about the Company and its financial performance which is not publicly available. This information included profit and loss statements which projected for the Company and its subsidiaries, on a consoldiated basis, (i) for the fiscal year ending December 31, 2000, net sales of approximately $210.59 million and operating income of approximately $32.353 million, and (ii) for the fiscal year ending December 31, 1999, net sales of approximately $173.095 million and operating income of approximately $17.012 million.

    The information in the preceding paragraph was prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and is included in this Offer to Purchase only because it was furnished to Parent. The foregoing information is 'forward-looking' and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters. The Company has advised Parent that although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and beyond the Company's control. Accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those reflected in the forecasts described above. The inclusion of this information should not be regarded as an indication that Parent, Purchaser, the Company or anyone who received this information considered it a reliable prediction of future events, and this information should not be relied on as such. None of Parent, Purchaser nor Parent's financial advisor, Lazard Freres, assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and the Company has made no representation to Parent or Purchaser regarding the forecasts described above. The forecasts have not been adjusted to reflect the effects of the Offer and the Merger.

    Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information also should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the Commission's EDGAR System.

    9. CERTAIN INFORMATION CONCERNING PURCHASER, PARENT AND CERTAIN ENTITIES DIRECTLY OR INDIRECTLY CONTROLLING PARENT. Purchaser, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Purchaser is owned directly by Parent, a wholly-owned subsidiary of L'Oreal S.A., a corporation (societe anonyme) organized under the laws of the Republic of France ('L'OREAL'). Parent is L'Oreal's principal operating subsidiary in North America. The principal executive offices of Purchaser and Parent are located at 575 Fifth Avenue, New York, New York 10017.

    L'Oreal, based in Paris, is the world's largest cosmetics company, with 1999 consolidated sales of Euro 10.7 billion. Operating in over 150 countries, L'Oreal Group companies manufacture and market such well known brands as L'Oreal, Lancome, Maybelline, Laboratoires Garnier, Redken 5th Ave NYC, Soft Sheen, Biotherm, Helena Rubinstein and the fragrances of Ralph Lauren, Giorgio Armani and Paloma Picasso. In 1998, Parent acquired Soft Sheen Products, Inc. ('SOFT SHEEN'), expanding L'Oreal's worldwide effort to address the special hair needs of ethnic consumers. The principal executive offices of L'Oreal are located at 41, rue Martre, 92117 Clichy, France. Gesparal S.A., a corporation (societe anonyme) organized under the laws of the Republic of France ('GESPARAL'), holds 53.7% of L'Oreal's capital and 70.57% of the voting rights of its shares. The remaining shares of Parent are publicly held and listed on the Paris Stock Exchange. Gesparal is a holding company whose principal executive offices are located at 41, rue Martre, 92117 Clichy, France. Madame Liliane Bettencourt and her family hold 51% of Gesparal's capital and voting rights, with the remaining capital and voting rights held by Nestle S.A., an international food company headquartered in Switzerland.

    Except as described in this Offer to Purchase, during the last five years, none of Purchaser, Parent, L'Oreal, Gesparal or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five year employment history and citizenship of each director and executive officer of Purchaser, Parent, L'Oreal and Gesparal are set forth in Schedule I hereto.

    Except as described in this Offer to Purchase, (i) none of Gesparal, L'Oreal, Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company and (ii) none of Gesparal, L'Oreal, Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. On February 7, 2000, Roger Dolden, an executive officer of Parent and Purchaser, sold all 500 shares owned by him (which had been acquired in early 1997 at an average cost of $11.84 per Share) for $3 7/8 per Share (a total of $1,937) in a transaction on the NYSE.

    Except as described in this Offer to Purchase, (i) none of Gesparal, L'Oreal, Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Gesparal, L'Oreal, Parent, and Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

    10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. In late July 1997, at the initiation of Parent, representatives of Parent and Parent's financial advisor, Lazard Freres, met with two members of the Executive Committee of the Company's Board of Directors and a former financial advisor to the Company to explore an acquisition of the Company. On July 24, 1997, in preparation for this meeting, Parent entered into a confidentiality agreement for the purpose of receiving non-public information with respect to the Company; the agreement also contained two-year standstill provisions.

    In autumn 1997, Parent, through Lazard Freres, conveyed to the Company's former financial advisor that Parent was not interested in pursuing an acquisition of the Company.

    In February 1999, a representative of PaineWebber contacted a representative of Parent to suggest that Parent reconsider acquiring the Company. On March 10, 1999, Parent entered into an agreement with the Company in which Parent reaffirmed its confidentiality and standstill obligations (collectively with the July 24, 1997 agreement, the 'Confidentiality Agreement'). Representatives of the Company and PaineWebber made a management presentation to representatives of Parent and Lazard Freres, who then conducted certain follow-up due diligence. Shortly after the meeting, Lazard Freres conveyed to PaineWebber that Parent was not interested in pursuing an acquisition of the Company.

    In late summer 1999, a representative of PaineWebber contacted a representative of Parent to suggest that Parent again consider acquiring the Company.

    In September and early October 1999, representatives of Parent and Lazard Freres had several meetings and discussions with representatives of the Company and PaineWebber, respectively. During one of these meetings, the Company made an updated management presentation to Parent.

    From late October through early December, representatives of Parent and Lazard Freres conducted due diligence regarding the Company, including discussions with the Company's senior management and, in the case of Parent, plant visits.

    On January 4, 2000, PaineWebber sent a letter to Parent requesting a non-binding indication of interest for the acquisition of the Company. The Company's legal counsel, Milbank, Tweed, Hadley & McCloy LLP, provided Parent with a proposed form of Merger Agreement and a proposed form of Stockholders Agreement indicating that holders of a portion of the Series C Shares representing a majority of the voting power of all Company Common Stock would agree to support the transaction.

    On January 7, 2000, Parent, through Lazard Freres, advised representatives of PaineWebber that Parent was chiefly interested in acquiring the Company's international operations. PaineWebber responded that the Company's strong preference was to seek to sell the entire company.

    On January 14, 2000, Parent, through Lazard Freres, submitted a written non-binding indication of interest in acquiring the entire Company at a price of $5.00 per Share. Parent indicated that its proposal was subject to the satisfactory completion of due diligence. Parent also indicated that it expected the Company and its affiliates would negotiate exclusively with Parent and cease soliciting other bids until March 15, 2000 and, that during this period, Parent expected to complete due diligence, negotiate a definitive Merger Agreement and Stockholders Agreement and secure an acceptable arrangement for the continuation of the Company's top management. Lazard Freres subsequently confirmed to PaineWebber that Parent's bid was subject to reduction to reflect the estimated cost, above 101% of principal amount, of retiring the Company's senior subordinated bonds.

    On January 21, 2000, PaineWebber sent a letter to Parent requesting that Parent submit a firm and final offer to acquire the Company by January 27, 2000. In response, Parent, through Lazard Freres, orally reaffirmed its $5.00 per Share bid and indicated the bid would not be subject to reduction to reflect the estimated bond retirement cost.

    On or about January 31, 2000, Parent, through its legal counsel, Weil, Gotshal & Manges LLP, furnished to the Company a mark-up of the Company's proposed forms of Merger Agreement and Stockholders Agreement. Among the changes requested by Parent were (i) adding the Minimum Condition to the Offer,
(ii) requiring that all holders of Series C Shares enter into the Stockholders Agreement, (iii) providing Parent with the Merger Trigger in the event the Minimum Condition was not met and (iv) expanding the definition of 'material adverse change'.

    On February 1, 2000, PaineWebber indicated to Parent, through Lazard Freres, that the Company would be willing to enter into a one-week exclusivity agreement if Parent increased its bid to $5.25 per Share and withdrew its request to expand the definition of 'material adverse change'.

    Also on February 1, 2000, Parent and its legal counsel began a series of discussions with the Company and its legal counsel to negotiate the terms and conditions of the Merger Agreement and the Stockholders Agreement, other than price.

    On February 2, 2000, Parent agreed to increase its bid to $5.25 per Share, subject to confirmatory due diligence, as long as the Company agreed to expand the 'material adverse change' definition and the Company entered into an exclusivity agreement through February 16, 2000.

    On February 3, 2000, Parent, the Company and DNL Partners Limited Partnership ('DNL'), the Company's largest stockholder, entered into an exclusivity agreement (the 'Exclusivity Agreement'), which provided that, through midnight on February 14, 2000, the Company would afford Parent and its affiliates reasonable access to complete their due diligence review of the Company and the Company would negotiate exclusively with Parent and not solicit other bids.

    During this period, representatives of Parent and its affiliates conducted additional due diligence regarding the Company. In addition, Parent and Malcolm Yesner, the Company's chief executive officer, reached agreement on the terms of an employment agreement with Parent (the 'YESNER EMPLOYMENT AGREEMENT'), to be effective upon consummation of the Offer, under which Mr. Yesner would serve as president of the Company's U.S. operating subsidiary, Carson Products, for an initial term of two years, subject to renewal. (Under his existing employment agreement with the Company, Mr. Yesner would be entitled to terminate his employment agreement immediately upon the change of control and receive severance pay and non-competition payments.) L'Oreal also reached agreements to ensure continuity of management at Carson South Africa.

    As a result of its continuing due diligence, Parent, through its legal counsel, conveyed to the Company that it would be a condition to Parent entering into the Merger Agreement that the Company settle all disputes with a former affiliate, AM Cosmetics Corp. ('AM'), including pending litigation and arbitration proceedings, on terms satisfactory to Parent, and that certain directors and/or officers of the Company who had previously been directors and/or officers of AM release the Company from potential indemnification obligations related to their roles with AM (the 'INDEMNITY RELEASES'). Parent indicated to the Company that the financial terms of a draft settlement agreement between the Company and AM would be acceptable to it. Under this draft, the Company would have paid AM $650,000 and surrendered shares of AM preferred stock held by the Company. On February 18, 2000, the Company, through its legal counsel, advised Parent that AM had indicated it was unwilling to grant releases in form and scope acceptable to the Company and Parent unless the cash settlement payment was increased to $2,000,000. The Company acknowledged to Parent that, to the extent the Company bore the proposed $1,350,000 increase in the cash settlement payment, Parent's acquisition cost would be effectively increased. The Company also acknowledged to Parent that, based on its prior negotiations with Parent, it was aware that Parent would be unwilling to bear any of such increase. Finally, the Company advised Parent that, to induce Parent to proceed with the transaction, DNL was willing to bear a portion of the increase. After discussion among their financial advisors, the Company, Parent and DNL agreed that DNL would directly contribute $531,492 of the increased settlement payment out of the proceeds it would receive pursuant to the first to occur of the Offer or the Merger and the Offer price would be reduced by $0.05 per Share, an amount corresponding to the remaining $818,508 of the increased settlement payment (approximately $150,773 of which would be effectively borne by DNL as the holder of approximately 18.4% of the Company Common Stock on a fully diluted basis excluding out-of-the-money options).

    Between February 18, 2000 and February 25, 2000, the Company negotiated the terms of the Settlement Agreement, including the related releases, with AM. Parent indicated that it would not be willing to proceed with the transaction unless the releases became unconditional, and all pending litigation and arbitration proceedings were dismissed with prejudice, immediately upon signing and any portion of the cash settlement payment not paid upon signing would be deferred until the earlier of the consummation of the Merger or July 31, 2000, the scheduled termination date of the Merger Agreement. These provisions ultimately were incorporated into the Settlement Agreement.

    On Friday, February 25, 2000, the Company completed negotiating the Settlement Agreement, releases and related documentation with AM in a manner satisfactory to the Company and Parent and Parent and the Company completed negotiating the Merger Agreement and Stockholders Agreement. Later that evening, the Settlement Agreement, the Merger Agreement, the Stockholders Agreement, the Yesner Employment Agreement and the Indemnity Releases were executed by all relevant parties (including, in the case of the Stockholders Agreement, all holders of Series C Shares).

    The Merger was publicly announced prior to the opening of trading on the NYSE on Monday, February 28, 2000.

    On March 8, 2000, Purchaser commenced the Offer.

    11. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT, THE STOCKHOLDERS AGREEMENT AND OTHER AGREEMENTS; OTHER MATTERS. The purpose of the Offer and the Merger is to enable Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be effected promptly. The purpose of the Merger is to acquire all outstanding Shares not acquired pursuant to the Offer or otherwise.

    Parent intends, as soon as possible after consummation of the Offer and in accordance with the Merger Agreement, to obtain representation on the Company's Board of Directors proportionate to its then Share ownership.

    Parent and L'Oreal believe the acquisition of the Company will enable them to build further on the significant progress achieved in the ethnic beauty market following the acquisition of Soft Sheen in 1998. The acquisition is a further strategic step to enhance the L'Oreal Group's position in ethnic categories both in the United States and on a global basis, notably in the African region, which accounts for approximately 25% of the Company's sales.

    Upon successful completion of the Offer, Elebelle (PTY) Ltd., L'Oreal's wholly-owned South African subsidiary, will make an offer equivalent to Rand
2.50 per share for the 47.5% minority interest in Carson South Africa, which is listed on the Johannesburg Stock Exchange. The completion of this offer will be subject to the approval of the South African Competition Commission.

    Except as noted in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of assets, involving the Company or any of its subsidiaries or any other material changes in the Company's capitalization, dividend policy, corporate structure or business.

THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to the Schedule TO and incorporated herein by reference. The Merger Agreement may be examined, and copies obtained, as described in Section 8 above.

    The Offer. The Merger Agreement provides for the commencement of the Offer. Purchaser may not make any changes in the terms and conditions of the Offer which (i) decrease the amount per Share paid pursuant to the Offer, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to those included as part of the Merger Agreement, (v) extend the expiration date of the Offer, except as permitted in the Merger Agreement, or
(vi) otherwise alter or amend any term of the Offer in any manner adverse to the Stockholders.

    The Merger Trigger. If at the then scheduled expiration date of the Offer, the Minimum Condition has not been satisfied, Parent and Purchaser shall have the right to terminate the Offer and, by written notice given within five business days following termination (the 'ELECTION PERIOD'), require that they and the Company comply with the provisions of the Merger Agreement regarding the obtaining of Stockholder approval of the Merger as soon as practicable thereafter. If Parent and Purchaser have not given such notice prior to the end of the Election Period, then the Company shall have the right, by written notice given within five business days after the end of the Election Period, to invoke the Merger Trigger, in which case the Company, Parent and Purchaser shall comply with such provisions as soon as practicable thereafter.

    Board Representation. The Merger Agreement provides that, subject to the applicable provisions of applicable law and the Company's certificate of incorporation, promptly upon payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Parent representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that the aggregate voting power of such number of Shares so purchased bears to the aggregate voting power of all shares of Company Common Stock then outstanding (such number being, the 'BOARD PERCENTAGE'), and (ii) the Company will, upon request by Parent, promptly satisfy the Board Percentage by (x) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected or appointed to the Board, or failing that, (y) increasing the size of the Board and will use its best efforts to cause Parent's designees promptly to be so elected or appointed.

    Following the election of any Parent's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who neither are Parent's designees nor are employees of the Company or any of its subsidiaries ('Independent Directors'). The Merger Agreement provides that if there are fewer than two Independent Directors, the remaining Independent Director shall designate a person to fill such vacancy or, if there are no Independent Directors, the other directors shall designate two persons to fill such vacancies.

    Consideration to be paid in the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Purchaser will be merged with and into the Company in accordance with the DGCL.

    At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock and stock owned by Parent and its subsidiaries to be canceled and other than dissenting shares) shall be converted into the right to receive in cash the Share Price without any interest thereon, less any required withholding taxes, upon surrender and exchange of a certificate representing such shares of Company Common Stock. At the Effective Time, each share of the common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation (as defined in the Merger Agreement), which will thereupon become a direct, wholly-owned subsidiary of Parent. All shares of Company Common Stock that are owned by the Company or any wholly-owned subsidiary of the Company as treasury stock and all shares of Company Common Stock owned by Parent, Purchaser or any wholly-owned subsidiary of Parent shall be canceled and retired and shall cease to exist, and no stock of Parent or other consideration shall be delivered in exchange therefor. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the certificate of merger.

    Shares of Company Common Stock will not be converted into or represent a right to receive the Share Price for each such share if the holder thereof has not voted in favor of the Merger or consented thereto in writing, has perfected its right to an appraisal of its shares pursuant to the DGCL and has not effectively withdrawn or lost such right to appraisal (a 'DISSENTING STOCKHOLDER'). A Dissenting Stockholder shall be entitled only to such rights as are granted by the applicable provisions of the DGCL, except that any Shares held by a Dissenting Stockholder at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or shall have lost the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive the Share Price for each such share.

    Option Plans. Pursuant to the Merger Agreement, each holder of an option to purchase a Share outstanding at the Effective Time under the Option Plans, whether or not then exercisable, shall, in full settlement thereof, receive an amount (subject to any applicable withholding tax) in cash in respect of each Share subject to such option (the 'OPTION AMOUNT') equal to the difference between the Share Price and the per Share exercise price of such option, to the extent such difference is a positive number. Each holder of a restricted Share outstanding under the Option Plans which has not fully vested as of the Effective Time shall, in full settlement thereof, receive an amount in cash in respect of each such restricted Share equal to the Share Price.

    Approval of Stockholders. The Merger Agreement provides that the Company will prepare and file with the Commission a proxy statement as soon as reasonably practicable after the first to occur of the acceptance for payment of and payment for Shares pursuant to the Offer or the Merger Trigger, and the Company will use its best efforts to have the proxy statement cleared by the Commission. If required by applicable law in order to consummate the Merger, the Company will, through its Board, duly call, give notice of, convene and hold a meeting of the Stockholders for the purpose of voting on the adoption of the Merger Agreement as soon as reasonably practicable after the acceptance for payment of and payment for Shares pursuant to the Offer. At such meeting, Parent will, and will cause its subsidiaries to, cause all Shares purchased pursuant to the Offer and all other shares of the Company Common Stock owned by Parent or any such subsidiary to be voted in favor of the adoption of the Merger

Agreement. In the event that Purchaser will acquire at least 90% of the then outstanding Shares pursuant to the Offer and no Class C Shares will then remain outstanding, the parties will, subject to the conditions in the Merger Agreement and at the request of Purchaser, take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the Stockholders.

    Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties to the Merger Agreement, which shall not survive the Merger. These include, without limitation, representations and warranties by the Company as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, capitalization, public filings, financial statements, information supplied, absence of certain changes or undisclosed material liabilities, litigation, taxes, employee benefit and labor matters, compliance with applicable laws, finders' fees, environmental matters, antitakeover statutes, intellectual property, properties and defaults under contracts. Parent (with respect to itself and Purchaser) has also made certain representations and warranties with respect to, among other things, as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, information supplied, finders' fees and financing arrangements.

    Conduct of Business Until the Merger. The Merger Agreement provides that the Company and its subsidiaries will conduct their respective businesses only in, and neither the Company nor any such subsidiary will take any action except in, the ordinary course consistent with past practice. The Merger Agreement further provides that, without limiting the generality of the foregoing, (i) the Company and its subsidiaries will use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve in all material respects their relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them, and (ii) the Company will not do, and will not permit any of its subsidiaries to do, any of the following:

     amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

     (w) declare, set aside or pay any dividend on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned subsidiary of the Company solely to its parent corporation, (x) split, combine, reclassify or take similar action with respect to any of the capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option (as defined in the Merger Agreement) with respect thereto;

     issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (x) the issuance of Shares upon exercise of Class C Shares outstanding on the date of the Merger Agreement or options outstanding on the date of the Merger Agreement under the Option Plans and (y) the issuance by a wholly-owned subsidiary of its capital stock to its parent corporation), or modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto;

     acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than inventory and other assets to be sold or used in the ordinary course of business consistent with past practice;

     other than dispositions in the ordinary course of its business consistent with past practice of assets which are not, individually or in the aggregate, material to the Company and its subsidiaries taken as a whole, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

     except to the extent required by applicable law, (x) permit any change in
     (A) any investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) permit any material change in any pricing, marketing or purchasing practice or policy or make or revoke any tax election or settle or compromise any tax liability, or change (or make a request to any taxing authority to change) its tax or accounting methods, policies, practice or procedures, except as required by generally accepted accounting principles;

     (x) incur any indebtedness for borrowed money or guarantee any such indebtedness other than in the ordinary course of its business consistent with past practice under existing credit facilities (net of any amounts of any such indebtedness discharged during such period), or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money;

     enter into, adopt, amend (except as may be required by applicable law) or terminate any Company Employee Benefit Plan (as defined in the Merger Agreement), or other agreement, arrangement, plan or policy between the Company or one of its subsidiaries and one or more of its directors, officers or employees, or increase in any respect the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date of the Merger Agreement;

     make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $25,000 individually or $250,000 in the aggregate;

     make any change in the lines of business in which it participates or is engaged; or

     enter into any contract, commitment or arrangement to do or engage in any of the foregoing.

    As of the date on which Parent's designees constitute at least a majority of the Board (the 'CONTROL DATE'), all agreements between the Company and any of its subsidiaries, on the one hand, and any Stockholders or affiliates of any Stockholders, on the other hand, shall be terminated without any liability to the Company or its subsidiaries or any amounts being or becoming due thereunder through the Control Date, except as set forth in the disclosure schedule to the Merger Agreement.

    No Solicitation. The Merger Agreement provides that, prior to the Effective Time, (a) neither the Company nor any of its subsidiaries will, and the Company will use its best efforts to cause their respective representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to Stockholders) with respect to a merger, consolidation or other business combination including the Company or any of its subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any significant portion of the assets of the Company and its subsidiaries taken as a whole or (ii) the outstanding shares of any class of Company Common Stock or any capital stock of Carson South Africa or any other subsidiary (any such proposal or offer being hereinafter referred to as an 'ALTERNATIVE PROPOSAL'), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under the Merger Agreement; and (c) the Company will notify Parent promptly if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons or groups, and will identify the party making such inquiry, proposal, offer or request and, if an offer has been received, will describe the material terms thereof, except to the extent such notification would, in the written opinion of the Company's outside counsel, cause the Company or the Board to be in violation of any applicable law, regulation or governmental order, except that nothing contained in the foregoing shall prohibit the Board from, to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

    Settlement Agreement and Related Matters. The Merger Agreement provides that the Company shall not amend or otherwise modify (i) the Settlement Agreement,
(ii) the related mutual releases entered into in connection therewith,
(iii) the letter agreement dated as of February 25, 2000 (the 'REIMBURSEMENT AGREEMENT') by and among the Company and certain directors of the Company and agreed to and accepted by DNL, or (iv) the letter agreement dated as of February 25, 2000 by and between Parent and DNL without, in any case, the prior written consent of Parent.

    The Company will not make, permit or cause to be made (i) any prepayment of amounts owing by Carson Products Company under the Settlement Agreement if as a result of such prepayment there would occur any breach of or default (or an event that with notice or lapse of time or both would become a default) under, or if such payment would result in the creation of any lien pursuant to, any contract to which the company or any of its subsidiaries is a party or by which any of their respective assets is bound, or (ii) any early reimbursement payment under the Reimbursement Agreement without, in either case, the prior written consent of Parent.

    Employee Benefit Plans. The Merger Agreement provides that Parent will cause the Company Employee Benefit Plans (other than equity-based plans and incentive compensation) in effect at the date of the Merger Agreement to remain in effect until the first anniversary of the Effective Time or, to the extent such Company Employee Benefit Plans are not continued, Parent will maintain until such date benefit plans (other than equity-based plans and incentive compensation) which are not materially less favorable, in the aggregate, to the employees covered by such Company Employee Benefit Plans, except that the foregoing shall not be construed to require the Company or the Surviving Corporation to continue any specific plan or the employment of any employee or group of employees. Parent will, and will cause the Surviving Corporation to, honor without modification all employee severance plans (or policies) and employment and severance agreements of the Company or any of its subsidiaries in existence on the date of the Merger Agreement.

    Indemnification and Insurance. The Merger Agreement provides that, except as otherwise provided in the Indemnity Releases, from and until the sixth anniversary of the Effective Time and for so long thereafter as any claim for indemnification asserted on or prior to such date has not been fully adjudicated, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the 'INDEMNIFIED PARTIES') against (i) all losses, claims, damages, costs and expenses (including reasonable attorneys' fees), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) that is based on, or arises out of, the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and relates to or arises out of any action or omission occurring at or prior to the Effective Time ('INDEMNIFIED LIABILITIES'), and (ii) all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers; provided that the Surviving Corporation shall not be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld; and provided, further, that the Surviving Corporation shall not be liable for any Indemnified Liabilities which occur as a result of the gross negligence or willful misconduct of any Indemnified Party.

    Without limiting the foregoing, in the event that any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising prior to or after the Effective Time), (x) the Surviving Corporation will pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by applicable law; (y) the Surviving Corporation will pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; and (z) the Surviving Corporation will use all commercially reasonable efforts to assist in the defense of any such matter.

    Except to the extent required by law, until the sixth anniversary of the Effective Time, Parent will not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Surviving Corporation and its Subsidiaries in such a manner as would adversely affect the rights of any individual who shall have served as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time to be indemnified by such corporations in respect of their serving in such capacities prior to the Effective Time.

    The Surviving Corporation shall, until the sixth anniversary of the Effective Time and for so long thereafter as any claim for insurance coverage asserted on or prior to such sixth anniversary has not been fully adjudicated, cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries as of the date hereof (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time; provided that in no event shall the Surviving Corporation be obligated to expend in order to maintain or procure insurance coverage pursuant to this paragraph any amount per annum in excess of 200% of the aggregate premiums payable by the Company and its subsidiaries for the current fiscal year for such purpose.

    Expenses. The Merger Agreement provides that whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such cost or expense.

    Conditions of the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger if the Offer has been consummated is subject to the satisfaction of the following conditions: (a) unless the Merger may be consummated as a short-form merger pursuant to the DGCL, the Merger Agreement shall have been adopted by the requisite vote of the Stockholders under the DGCL; (b) any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated; (c) no law or order which has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement or the Stockholders Agreement shall be in effect; and (d) Purchaser shall have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer, except that neither Parent nor Purchaser may invoke this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

    The obligation of each party to effect the Merger if the Merger Trigger is invoked is subject to the fulfillment, at or prior to the Closing, of the conditions set forth in clauses (a) through (c) above and also the conditions set forth in clauses (a) through (e) of Section 14.

    Termination of the Merger Agreement. Subject, in the case of the Company, to the concurrence of a majority of the Independent Directors, the Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the
Stockholders:

     By mutual written agreement of the Company and Parent duly authorized by action taken by or on behalf of their respective boards of directors;

     By either the Company or Parent upon notification to the non-terminating party:

              (i) at any time after July 31, 2000 if, on or prior to such date, either (x) the purchase of Shares pursuant to the Offer shall not have occurred and such failure shall not have been caused by a breach of the Merger Agreement by the terminating party and the Merger Trigger shall not have been invoked or (y) the Merger Trigger shall have been invoked and the Merger shall have not been consummated and such failure shall not have caused by a breach of the Merger Agreement by the terminating party;

              (ii) if the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment and paid for any Shares pursuant to the Offer, except that Parent may not terminate the Merger Agreement for this reason if Purchaser's termination of, or failure to accept for payment or pay for any Shares tendered pursuant to, the Offer does not follow the occurrence, or failure to occur, as the case may be, of any condition to the Offer (other than the Minimum Condition) or if Parent or Purchaser is otherwise in breach of the terms of the Offer or the Merger Agreement; or

              (iii) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger or the other transactions contemplated by the Merger Agreement or the Stockholders Agreement and such order shall have become final and nonappealable;

     By the Company if there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, which breach is not curable or, if curable, has not been cured within 60 days following receipt by Parent of notice of such breach from the Company; or

     By Parent if, prior to the purchase of Shares pursuant to the Offer or, if the Merger Trigger has been invoked, the Merger, there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach (A) would give rise to the failure of a condition to the Offer set forth in clauses (c) and (d) of Section 14 and (B) is not curable or, if curable, has not been cured within 60 days following receipt by the Company of notice of such breach from Parent.

    If the Merger Agreement is validly terminated by either the Company or Parent, the Merger Agreement will forthwith become null and void and there will be no liability or obligation on the part of Company or Parent except for willful breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

    Amendment. Subject to the concurrence of a majority of Independent Directors, any provision of the Merger Agreement may be amended, supplemented or modified by or on behalf of the respective boards of directors of Parent, Purchaser and the Company at any time prior to the Effective Time, whether prior to or after the approval of the Stockholders shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written agreement executed by Parent, Purchaser and the Company.

    Waiver. Subject to the concurrence of a majority of Independent Directors, at any time prior to the Effective Time Parent, Purchaser and the Company, by action taken by or on behalf of its board of directors, may to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations of other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance.

STOCKHOLDERS AGREEMENT

    The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions and is qualified in its entirety by reference to the full text of the Stockholders Agreement filed with the Commission as an exhibit to Schedule TO and incorporated herein by reference. The Stockholders Agreement may be examined, and copies obtained, as described in Section 8 above.

    Tender of Shares. Upon at least 565,857 Shares being validly tendered in (and not withdrawn from) the Offer, each holder of Class C Shares shall convert all of their Class C Shares into Shares, and (provided that the Offer has not been amended in a manner adverse to such Stockholder) all of the Majority Stockholders shall validly tender (and not withdraw) all of their respective Shares pursuant to and in accordance with the terms of the Offer. Each Majority Stockholder is entitled to receive the highest price paid by Purchaser pursuant to the Offer, the Merger or otherwise.

    Voting. Each Majority Stockholder hereby agrees that, until the first to occur of the Effective Time or termination of the Stockholders Agreement, at any meeting of the Stockholders, however called, or in connection with any written consent of the Stockholders, each Majority Stockholder will vote (or cause to be voted) its shares of Company Common Stock; (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action, any failure to act or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any of its subsidiaries or any amendment of the Company's or any of its subsidiaries' certificate of incorporation or bylaws (or comparable organizational documents); (3) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or
(4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. Each Majority Stockholder has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements described above.

    Irrevocable Proxy. Each Majority Stockholder executed and delivered to Parent an Irrevocable Proxy (the 'PROXY') appointing Purchaser as the attorney and proxy with full power of such Majority Stockholder's rights (including all voting and other rights) with respect to the shares of capital stock of the Company owned or acquired by such Majority Stockholder. The Proxies will terminate on July 31, 2000, the date of termination of the Stockholders Agreement, if the Effective Time has not occurred by that date.

    Representations, Warranties, Covenants and Other Agreements. In the Stockholders Agreement, each of the Majority Stockholders has made certain representations, warranties and covenants, including with respect to (i) ownership of Shares, (ii) authority to enter into and perform its obligations under the Stockholders Agreement, (iii) the absence of liens and encumbrances on and in respect of Shares, (iv) restrictions on the transfer of Shares and (v) the waiver of its appraisal rights. Each Majority Stockholder has agreed that, until the earlier of the Effective Time or termination of the Stockholder Agreement in accordance with its terms, it will not, in its capacity as such, directly or indirectly initiate, solicit or encourage (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) with respect to the Company that constitutes an Alternative Proposal. Each Majority Stockholder agreed to immediately cease and terminate any existing activities, discussions or negotiations with any person or entity with respect to any such proposals and shall promptly inform Parent if any such inquiry or proposal or offer is received or any information is requested from or any negotiations or discussions are sought to be initiated or continued with such Majority Stockholder, and will identify the party making such inquiry, proposal, offer or request and, if an offer has been received, will describe the material terms of such offer.

CONFIDENTIALITY AGREEMENT

    The following is a summary of the material terms of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement filed with the Commission as an exhibit to the Schedule TO and incorporated herein by reference. The Confidentiality Agreement may be examined, and copies obtained, as set forth in
Section 8 of this Offer to Purchase.

    Pursuant to the Confidentiality Agreement, Parent agreed to provide, among other things, for the confidential treatment of discussions with the Company regarding a possible transaction and the exchange of certain confidential information concerning the Company. Parent further agreed that, until July 24, 1999, Parent would not, without the prior written approval of the Company's Board of Directors, (a) acquire or agree, offer, seek or propose to acquire ownership of (i) the Company or any of its assets or businesses, (ii) any securities issued by the Company, or (iii) any rights or options to acquire such ownership, in a business combination transaction; (b) engage in any solicitation of proxies with respect to any securities issued by the Company; (c) form, join or in any way participate in a 'group' (within the meaning of the Exchange Act) with respect to any securities issued by the Company; (d) otherwise seek or propose to influence or control the Board of Directors, management or policies of the Company (e) take any action that could reasonably be expected to require the Company to make a public announcement regarding any of the foregoing types of matters; (f) enter into discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or
(g) request the Company or its representatives to amend or waive any of these restrictions.

EXCLUSIVITY AGREEMENT

    The following is a summary of the material terms of the Exclusivity Agreement. This summary is not a complete description of the terms and conditions and is qualified in its entirety by reference to the full text of the Exclusivity Agreement filed with the Commission as an exhibit to Schedule TO and incorporated herein by reference. The Exclusivity Agreement may be examined, and copies obtained, as described in Section 8 above.

    Pursuant to the Exclusivity Agreement, the Company, subject to certain exceptions, agreed to negotiate exclusively with Parent with respect to a possible acquisition of the Company until February 14, 2000, and to afford Parent and its affiliates reasonable access to complete their due diligence review of the Company. DNL also agreed to be bound by the terms of the exclusivity arrangement contained in the Exclusivity Agreement.

YESNER EMPLOYMENT AGREEMENT

    The following is a summary of the material terms of the Yesner Employment Agreement and is qualified in its entirety by reference to the full text of the Yesner Employment Agreement filed with the Commission as an exhibit to the Schedule TO and incorporated herein by reference. The Yesner Employment Agreement may be examined, and copies obtained, as set forth in Section 8 of this Offer to Purchase.

    Pursuant to the Yesner Employment Agreement, Mr. Yesner will serve as the President of Carson Products, and as an officer of Parent. The Yesner Employment Agreement has an initial term of 24 months commencing upon the earlier to occur of the completion of the Offer or the effective date of the Merger (the 'INITIAL TERM'). At the end of the Initial Term, the Yesner Employment Agreement will remain in effect for additional one-year terms unless either party has given written notice to the other party 90 days prior to the expiration. Mr. Yesner will receive an annual base salary of $375,000 through December 31, 2000, $420,000 for the period January 1, 2001 through December 31, 2001 and not less than $420,000 for the period from January 1, 2002 through the remainder of the Initial Term. This base salary may be increased, but not decreased, by Parent at any time.

    Mr. Yesner will receive a guaranteed bonus of $150,000 for Parent's 2000 fiscal year and for the remainder of the term of employment will be eligible to receive, in the sole discretion of Parent, an annual bonus of up to 30% of Mr. Yesner's base salary at such time. Mr. Yesner is also entitled to the payment of a retention bonus of $2,250,000 (the 'RETENTION BONUS') following the earliest to occur of (i) the expiration of the Initial Term (provided Mr. Yesner is employed by Parent on the last day thereof), (ii) Mr. Yesner's death or disability and (iii) the termination of Mr. Yesner's employment without 'Cause' or for 'Good Reason' (each as defined in the Yesner Employment Agreement).

    Mr. Yesner will participate in Parent's Stock Incentive Plan maintained for the benefit of the senior executives of Parent. Parent will credit $100,000 to Mr. Yesner's phantom stock account for the 2000 fiscal year and for each successive completed fiscal year of employment Parent will credit Mr. Yesner's account with an amount equal to Mr. Yesner's annual bonus actually awarded in such year.

    The Yesner Employment Agreement provides that if Mr. Yesner is terminated without 'Cause' or resigns for 'Good Reason' Mr. Yesner will receive the following: (i) the sum of his remaining base salary, (ii) any bonus payment Mr. Yesner would have received had he worked the balance of the Initial Term or, if applicable, during the balance of any renewal term, (iii) the Retention Bonus if the Yesner Employment Agreement is terminated within the Initial Term, (iv) continuation of certain health and welfare benefits, and (v) any other compensation and benefits as may be provided in accordance with any applicable plans, programs or agreements of Parent. The Yesner Employment Agreement also provides that if Mr. Yesner is terminated for 'Cause' or resigns without 'Good Reason', Mr. Yesner will not be entitled to any additional compensation, except for any compensation or benefits as may be provided in accordance with any applicable plans, programs or agreements of Parent.

    The Yesner Employment Agreement provides that Mr. Yesner will not compete, directly or indirectly, within any geographic area in which Parent or its affiliates are doing business for a period of three years following the date of Mr. Yesner's termination for any reason (the 'RESTRICTION PERIOD'). In consideration of such restriction, Mr. Yesner will receive the following: (i) during the first two years of the Restriction Period a payment of $500,000 per year and (ii) during the last year of the Restriction Period a payment of $400,000. If Mr. Yesner voluntarily terminates his employment (other than due to disability or for 'Good Reason') during the Initial Term, Purchaser may elect to waive the non-compete provisions in the Yesner Employment Agreement, in which case, Parent would not be liable to pay any amounts during the Restriction Period.

    Upon the commencement of the Initial Term, the Yesner Employment Agreement will supersede Mr. Yesner's current employment arrangements with the Company.

OTHER MATTERS

    Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the Board of Directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified areas and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all of the outstanding shares of stock entitled to vote on such matter. Assuming that the number of Shares outstanding on a fully-diluted basis does not increase from the number outstanding on February 25, 2000 and that the Minimum Condition is satisfied, upon consummation of the Offer Purchaser would own sufficient Shares to enable it to satisfy the stockholder approval requirement to approve the Merger. Purchaser intends to seek to consummate the Merger with the Company as promptly as practicable after consummation of the Offer.

    Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company would have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

    'Going Private' Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain 'going private' transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction.

    12. SOURCE AND AMOUNT OF FUNDS. The Offer and the Merger are not subject to any financing condition. The total amount of funds required by Purchaser and Parent to consummate the Offer and the Merger, to pay related fees and expenses and to retire outstanding indebtedness of the Company which may become due as a result of the Offer and the Merger is estimated to be approximately $235 million. Purchaser expects to obtain these funds in the form of capital contributions and/or loans from Parent. Parent expects to obtain these funds from an existing U.S. commercial paper program and/or uncommitted short-term lines of credit with commercial banks, all of which are guaranteed by L'Oreal. Parent expects that it will refinance short-term borrowings utilized to consummate the Offer and the Merger substantially from capital contributions from L'Oreal.

    13. DIVIDENDS AND DISTRIBUTIONS. In the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend on, or make any other distribution in respect of, any of its capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company; or, directly or indirectly, to redeem, repurchase or otherwise acquire, issue, deliver or sell, any additional Shares (other than issuances of Shares upon conversion of Class C Shares or pursuant to the exercise of options under the Option Plans), or any shares of any other class of capital stock, or any securities convertible into or exchangeable for, or rights, warrants or options, of any kind, to acquire, any capital stock.

    If, on or after the date of the Merger Agreement, the Company declares or pays any dividend on the Shares or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to Stockholders of record on a date prior to the transfer into the name of Purchaser or its nominees or transferees on the Company's stock transfer records of the Shares purchased pursuant to the Offer, and if Shares are purchased in the Offer, then, without prejudice to Purchaser's rights under
Section 14, (i) the purchase price per Share payable by Purchaser pursuant to the Offer shall be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution, issuance, proceeds or right to be received by the tendering Stockholders shall (a) be received and held by the tendering Stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering Stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

    14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment, or subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rule or regulation) delay the acceptance for payment of any tendered Shares, and may (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for, if (i) at the Expiration Date, the Minimum Condition has not been satisfied or any waiting period applicable to the transactions contemplated by the Merger Agreement and the Stockholders Agreement under the HSR Act and the South African Competition Act shall not have expired or terminated or (ii) at any time on or after February 25, 2000 and before the Expiration Date, any of the following events shall have occurred and remain in effect:

        (a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer, the Merger or the Stockholders Agreement by any court of competent jurisdiction or other competent Governmental or Regulatory Authority which (1) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of any portion of their or the Company's businesses or assets which is material to the business of all such entities taken as a whole, or compels Parent or Purchaser (or their respective Subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole,
    (2) prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Merger, (3) imposes material limitations on the ability of Purchaser or Parent (or any of their respective Subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the shares of Company Common Stock purchased pursuant to the Offer, including, without limitation, the right to vote such shares of Company Common Stock on all matters properly presented to the Company's stockholders or (4) imposes material limitations on the ability of Purchaser or Parent (or any of their respective Subsidiaries or affiliates) effectively to control in any material respect any material portion of the business or assets of the Company and its subsidiaries taken as a whole;

        (b) there shall be threatened, instituted or pending any action, suit or proceeding brought by a Governmental or Regulatory Authority challenging the acquisition by Parent or Purchaser of shares of Company Common Stock or otherwise seeking to restrain or prohibit the making or consummation of the Offer, the Merger or the Stockholders Agreement or seeking to result in any of the consequences referred to in clauses (1) through (4) of paragraph (a) above;

        (c) the representations and warranties made by the Company in the Merger Agreement that are subject to, or qualified by, 'Company Material Adverse Effect' or other materiality qualification shall not be true and correct, or the representations and warranties made by the Company in the Merger Agreement that are not so qualified shall not be true and correct in any respect which could reasonably be expected to have a Company Material Adverse Effect, in either case as of the date of the consummation of the Offer as though made on and as of such date or, in the case of representations and warranties made as of a specific date earlier than the date of the consummation of the Offer, on and as of such earlier date;

        (d) the representation and warranty made by the Company in the Merger Agreement with respect to effectiveness of, and the nonexistence of a breach, violation or default under, the Settlement Agreement, and the related mutual releases entered into in connection therewith, shall not be true and correct in any respect as of the date of the consummation of the Offer as though made on and as of such date, or there shall be instituted or pending any action, suit or proceeding challenging the validity or enforceability of such releases, the Settlement Agreement or any of the transactions contemplated thereby;

        (e) the Company shall not have performed and complied with, in all material respects, each agreement and covenant required by the Merger Agreement to be performed or complied with by it; or

        (f) the Merger Agreement shall have been terminated in accordance with its terms.

    The Merger Agreement defines 'Company Material Adverse Effect' as any failures, changes or effects which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole and/or of Carson South Africa and its Subsidiaries taken as a whole. The Merger Agreement defines 'Governmental or Regulatory Authority' as any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, the European Union or other supranational body, any foreign country or any domestic or foreign state, county, city or other political subdivision. The Merger Agreement defines 'Subsidiary', with respect to any party, as any corporation or other organization, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party and includes, without limitation, Carson South Africa.

    The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent and Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as described in Section 14 or this Section 15, based on information provided by the Company, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under 'State Antitakeover Statutes.' While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

    Federal Reserve Board Regulations. Regulations G, U and X (the 'MARGIN REGULATIONS') of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. The financing of the Offer will not be directly or indirectly secured by the Shares or other securities which constitute margin stock. Accordingly, all financing of the Offer will be in full compliance with the Margin Regulations.

    State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a 'Business Combination' (defined as a variety of transactions, including mergers) with an 'Interested Stockholder' (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. In the Merger Agreement the Company has represented that, by virtue of the approval of the Company's Board of Directors, the provisions of Section 203 of the DGCL are not applicable to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive officers or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the 'SUPREME COURT') invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the State and were incorporated there.

    Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as described above with respect to Section 203 of the DGCL, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulations. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

    Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the 'ANTITRUST DIVISION') and the Federal Trade Commission (the 'FTC') and certain waiting period requirements have been satisfied.

    Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act on March 7, 2000. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on March 22, 2000, unless early termination of the waiting period is granted. However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Therefore, any further extension of the waiting period may occur only with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The relevant governmental agency may also seek to prevent the consummation of the transaction as discussed below. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See
Section 14.

    The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge the Offer or other acquisition of Shares by

Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

    As used in this Offer to Purchase, 'Antitrust Laws' mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

    South African Competition Law. The Offer and the Merger are subject to the Competition Act No. 89 of 1998 ('the South African Competition Act'), which provides that certain change of control transactions having an effect within the Republic of South Africa require the approval of, and the filing of certain information with, the South African Competition Commission (the 'Competition Commission') and the satisfaction of certain waiting period requirements.

    A notification of the Merger was filed with the Competition Commission on March 6, 2000. The Competition Commission must, within 30 days after receiving the notice, either (i) approve the merger by issuing a clearance certificate;
(ii) approve the merger subject to any conditions; (iii) prohibit implementation of the merger; or (iv) issue an extension certificate to extend the period in which it can consider the proposed merger by a period not exceeding 60 days.

    If the Competition Commission has not taken any action within the initial 30-day or 60-day extension period, it will be deemed to have approved the Merger.

    If the Competition Commission prohibits the Merger or approves the Merger subject to any conditions, the parties may appeal to the Competition Tribunal within 15 days after the Commission's decision in the matter. There is the possibility of a further appeal to the Competition Appeal Court, although this has not yet been constituted. No party to a merger may implement the merger until it has received the approval of the Competition Commission or the Competition Tribunal as the case may be. Private parties who can show an interest in the matter, as well as the South African Minister of Trade and Industry and affected trade unions, may also participate in the merger proceedings.

    There can be no assurance that a challenge to the Merger on competition grounds will not be made or, if such a challenge is made, of the result.

    16. CERTAIN FEES AND EXPENSES. Lazard Freres is acting as Dealer Manager in connection with the Offer and is acting also as financial advisor to Parent in connection with the proposed acquisition of the Company. Parent has agreed to pay Lazard Freres for its services the following fees: (i) a cash fee in the amount of $100,000 payable upon the execution of the engagement letter, dated March 30, 1999, between Parent and Lazard Freres, (ii) a cash fee in the amount of $150,000 payable upon the earlier of the execution of a definitive agreement with respect to a transaction whereby Parent or one or more of Parent's affiliates acquires control of all or a substantial portion of the assets of the Company or a substantial equity interest in the Company and the commencement of a tender offer and (iii) a cash fee equal to $2,500,000 payable at the closing of any such transaction, to which amount the fees paid by Parent pursuant to clauses (i) and (ii) above shall be credited. Parent has agreed to reimburse Lazard Freres for all out-of-pocket expenses incurred by Lazard Freres, which expenses, other than legal expenses, shall not exceed $50,000 without the prior consent of Parent. In addition, Parent has agreed to indemnify Lazard Freres against certain liabilities and expenses in connection with the proposed acquisition, including liabilities under the federal securities laws. Lazard Freres and its affiliates have from time to time rendered, and continue to render, various investment banking services to Parent and its affiliates for which they are paid customary fees. In the ordinary course of its business, Lazard Freres and its affiliates may actively trade in the Shares for their own account and for the account of their customers and, accordingly, may at any time hold a long or short position in the Shares.

    Innisfree M&A Incorporated has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. The Information Agent will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including liabilities under the federal securities laws.

    In addition, Chase Mellon Shareholder Services, L.L.C. has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

    Except as described above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

    17. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    Purchaser has filed with the Commission the Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in Section 8 with respect to information concerning the Company.

    No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

                                          CRAYON ACQUISITION CORP.

March 8, 2000

                                   SCHEDULE I
                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER,
                          PARENT, L'OREAL AND GESPARAL

A. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

    The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, the business address of each such person is 575 Fifth Avenue, New York, New York 10017.

                                                          PRESENT PRINCIPAL OCCUPATION
              NAME AND                                    OR EMPLOYMENT AND FIVE-YEAR
          BUSINESS ADDRESS             CITIZENSHIP             EMPLOYMENT HISTORY
          ----------------             -----------             ------------------
Guy Peyrelongue ....................  France          Director and President. See Part B.
Roger Dolden........................  United Kingdom  Director, Vice President and
                                                      Secretary. See Part B.

B. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

    The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, the business address of each such person is 575 Fifth Avenue, New York, New York 10017. Unless otherwise indicated below, each individual has held his position for more than the past five years.

                                                          PRESENT PRINCIPAL OCCUPATION
              NAME AND                                    OR EMPLOYMENT AND FIVE-YEAR
          BUSINESS ADDRESS             CITIZENSHIP             EMPLOYMENT HISTORY
          ----------------             -----------             ------------------
Lindsay Owen-Jones .................  United Kingdom  Director and Chairman of the Board.
  See Part C.                                         See Part C and D.
Guy Peyrelongue.....................  France          Director, President and
                                                      Chief Executive Officer. See
                                                      Part A.
Michel Somnolet ....................  France          Director. See Part C.
  See Part C.
Francois Dalle .....................  France          Director. See Part C and D.
  See Part C.
Pascal Castres Saint-Martin.........  France          Director, L'Oreal Group Executive
                                                      Vice President and Vice-President in
                                                      charge of Administration and Finance
                                                      (1997-1999), Vice President in
                                                      charge of Administration and Finance
                                                      (1991-1997).
Roger Dolden........................  United Kingdom  Executive Vice President, Chief
                                                      Administrative Officer and Secretary
                                                      (1999 to date), Senior Vice
                                                      President and Chief Financial
                                                      Officer (1991-1999). See Part A.
Robert Niles........................  United States   Senior Vice President, Human
                                                      Resources (1997 to date), Helene
                                                      Curtis-Senior Vice President,
                                                      President, International
                                                      (1991-1997).
John Penicnak.......................  United States   Senior Vice President, Corporate
                                                      Scientific.
Gilles Deucher......................  France          Senior Vice President, Manufacturing
                                                      (1998 to date), L'Oreal-Senior Vice
                                                      President, Manufacturing Operations,
                                                      Europe (1996-1998).

C. DIRECTORS AND EXECUTIVE OFFICERS OF L'OREAL

    The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of L'Oreal. Unless otherwise indicated below, (i) each individual has held his or her positions for more than the past five years and (ii) the business address of each person is 41, rue Martre, 92117 Clichy Cedex, France.

                                                          PRESENT PRINCIPAL OCCUPATION
              NAME AND                                    OR EMPLOYMENT AND FIVE-YEAR
          BUSINESS ADDRESS             CITIZENSHIP             EMPLOYMENT HISTORY
          ----------------             -----------             ------------------
Lindsay Owen-Jones..................  United Kingdom  Chairman of the Board and Chief
                                                      Executive Officer. Director of L'Air
                                                      Liquide, BNP (Banque Nationale de
                                                      Paris), Lafarge and
                                                      Sanofi-Synthelabo. See Part B and D.
Jean-Pierre Meyers..................  France          Vice-Chairman of the Board.
                                                      Director of Nestle S.A. See Part D.
Marc Ladreit de Lacharriere ........  France          Director. Chairman of the Board and
  Fimalac                                             Chief Executive Officer of Fimalac.
  97, rue de Lille                                    Chairman of Fitch-Ibca, Director of
  75007 Paris (France)                                Canal+, Casino, Euris, Groupe Andre
                                                      and Groupe Flo.
Helmut Maucher .....................  Germany         Director. Chairman of the Board and
  Nestle S.A.                                         Chief Executive Officer of Nestle
  Avenue Nestle, 55                                   S.A., Director of Bayer AG and
  CH 1800 Vevey (Switzerland)                         Deutsche Bahn AG. See Part D.
Francois Dalle .....................  France          Director. President and Founder of
  Villa Clairefontaine                                l'Institut de l'Entreprise and of
  14, Chemin du Nant d'Argent                         l'Association Entreprise et Progres,
  CH 1223 Cologny (Switzerland)                       President of the review Humanisme et
                                                      Entreprise. See Part B and D.
Guy Landon..........................  France          Director. Honorary Chairman and
                                                      Board Member of the European Center
                                                      for Continuing Education.
Olivier Lecerf .....................  France          Director. Board Member and Honorary
  8, rue Guy de Maupassant                            Chairman of Lafarge.
  75016 Paris (France)
Michel Somnolet.....................  France          Director. Vice President in charge
                                                      of Administration and Finance.
                                                      Representative of L'Oreal on the
                                                      Board of Directors of Sanofi-
                                                      Synthelabo. Executive Vice
                                                      President, Chief Operating Officer
                                                      and Secretary of Cosmair
                                                      (1991-1999). See Part B.
Liliane Bettencourt.................  France          Director. See Part D.
Edouard de Royere ..................  France          Director. Chairman of the Board and
  L'Air Liquide S.A.                                  Chief Executive Officer of L'Air
  75, quai d'Orsay                                    Liquide (1985 to 1995), Honorary
  75007 Paris (France)                                Chairman to date. Director of L'Air
                                                      Liquide, Danone, KBL, Michelin,
                                                      Sodexho, Solvay and Facom. President
                                                      of ANSA (Association Nationale des
                                                      Societes par Actions).
Francoise Bettencourt Meyers........  France          Director. See Part D.
Peter Brabeck-Letmathe .............  Austria         Director. General Manager (1992 to
  Nestle S.A.                                         1997) then Chief Executive Officer
  Avenue Nestle, 55                                   of Nestle S.A. (1997 to date).
  CH 1800 Vevey (Switzerland)                         Director of Credit Suisse Groupe.
                                                      See Part D.
Francisco Castaner Basco ...........  Spain           Director. General Manager of Nestle
  Nestle S.A.                                         S.A. (1997 to date). See Part D.
  Avenue Nestle, 55
  CH 1800 Vevey (Switzerland)

D. DIRECTORS AND EXECUTIVE OFFICERS OF GESPARAL

    The following table sets forth the name, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Gesparal. Unless otherwise indicated below, (i) each individual has held his or her positions for more than the past five years and (ii) the business address of each person is 41, rue Martre, 92117 Clichy Cedex, France.

                                                          PRESENT PRINCIPAL OCCUPATION
              NAME AND                                    OR EMPLOYMENT AND FIVE-YEAR
          BUSINESS ADDRESS             CITIZENSHIP             EMPLOYMENT HISTORY
          ----------------             -----------             ------------------
Andre Bettencourt...................  France          Chairman of the Board and Chief
                                                      Executive Officer.
Francois Dalle .....................  France          Vice-Chairman of the Board.
  See Part C.                                         See Part B and C.
Helmut Maucher .....................  Germany         Vice-Chairman of the Board.
  See Part C.                                         See Part C.
Liliane Bettencourt ................  France          Vice-Chairman of the Board.
                                                      See Part C.
Jose Daniel ........................  Spain           Director. General Manager of Nestle
  Nestle S.A.                                         S.A. (1979 to 1997), Chairman of the
  Avenue Nestle, 55                                   Board and Chief Executive Officer of
  CH 1800 Vevey (Switzerland)                         Nestle Spain.
Francoise Bettencourt Meyers........  France          Director. See Part C.
Jean-Pierre Meyers..................  France          Director. See Part C.
Lindsay Owen-Jones..................  United Kingdom  Director. See Part B and C.
Peter Brabeck-Letmathe .............  Austria         Director. See Part C.
  See Part C.
Francisco Castaner Basco ...........  Spain           Director. See Part C.
  See Part C.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses listed below:

                        THE DEPOSITARY FOR THE OFFER IS:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

         By Mail:                       By Hand:                         By Overnight:
 ChaseMellon Shareholder        ChaseMellon Shareholder             ChaseMellon Shareholder
     Services, L.L.C.               Services, L.L.C                     Services, L.L.C.
      P.O. Box 3301             120 Broadway, 13th Floor              85 Challenger Road
South Hackensack, NJ 07606      New York, New York 10271       Ridgefield Park, New Jersey 07660
    Attn: Reorg. Dept.             Attn: Reorg. Dept.                 Attn: Reorg. Dept.

                                By Facsimile Transmission
                            (for Eligible Institutions only):
                                     (201) 296-4293
                                  Confirm by Telephone:
                                     (201) 296-4860

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                               [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers call collect: (212) 750-5833
                         CALL TOLL-FREE: (888) 750-5834

                      THE DEALER MANAGER FOR THE OFFER IS:
                            LAZARD FRERES & CO. LLC
                              30 Rockefeller Plaza
                            New York, New York 10020
                         (CALL COLLECT) (212) 632-6717